UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ameresco, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value per share

(Title of Class of Securities)

02361E 10 8

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 02361E 10 8	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Arthur P. Sakellaris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 400,000
	6.	SHARED VOTING POWER 1,200,000
	7.	SOLE DISPOSITIVE POWER 400,000
	8.	SHARED DISPOSITIVE POWER 1,200,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

13G

CUSIP No. 02361E 10 8	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Ameresco, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 Speen St., Suite 410

Framingham, MA 01701

Item 2(a).	Name of Person Filing:

Arthur P. Sakellaris

Item 2(b).	Address of Principal Business Offices or, if None, Residence:

c/o Ameresco, Inc.

111 Speen St., Suite 410

Framingham, MA 01701

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $.0001 par value per share

Item 2(e).	CUSIP Number:

02361E 10 8

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,600,000

Includes: (i) 400,000 shares held directly by the Reporting Person; and (iii) 1,200,000 shares held by AVS Holdings LLC (“Holdings”), of which the Reporting Person is a member and a manager. The Reporting Person may be deemed the beneficial holder of the shares held by Holdings and to share voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by Holdings, and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares held by Holdings for purposes of Section 13 or for any other purpose.

13G

CUSIP No. 02361E 10 8	Page 4 of 5 Pages

(b)	Percent of class:	5.9% (based on 27,081,880 shares of Class A Common Stock outstanding as of November 2,
2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended
September 30, 2012) 2012 and calculated in accordance with Rule 13d-3(d)).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 400,000

(ii)	Shared power to vote or direct the vote: 1,200,000

(iii)	Sole power to dispose or to direct the disposition of: 400,000

(iv)	Shared power to dispose or to direct the disposition of: 1,200,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

13G

CUSIP No. 02361E 10 8	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
(Date)

/s/ Arthur P. Sakellaris
(Signature)

Arthur P. Sakellaris
(Name and Title)